SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated July 27, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI reports another strong quarter with increased revenue,

earnings, cash flow and margins

Montreal, July 27, 2005 – CGI Group Inc. (NYSE: GIB; TSX: GIB.SV.A), a leading provider of end-to-end information technology and business process services, today reported unaudited results for its third quarter ended June 30, 2005. All figures are in Canadian dollars unless otherwise indicated.

Third Quarter Fiscal 2005 Highlights

•	Revenue was $951.2 million, 11.0% higher than in the third quarter of fiscal 2004 and 14.6% higher on a constant dollar basis. Revenue for the first nine months was 25.2% higher.
•	Net earnings from continuing operations were 28.8% ahead of a year ago, at $56.6 million.
•

Basic and diluted earnings per share from continuing operations increased 26.5% to $0.13, based on a 1.8% greater weighted average number of shares outstanding than a year ago when earnings per share were $0.10.

•	Cash net earnings from continuing operations increased 25.4% to $77.3 million or $0.18 per share.
•	The net earnings from continuing operations margin was 6.0%, up from 5.8% reported in the second quarter.
•	Cash provided by continuing operating activities increased to $188.5 million, from $68.6 million a year ago. Year-to-date operating cash flow was $357.9 million.
•	Contract bookings, including new contracts, extensions and renewals, totaled $1,025.0 million in the quarter. Bookings for the first nine months were $2,907.0 million, 24.6% ahead of a year ago.
•	At June 30, 2005, the backlog of signed contracts was $12.9 billion with a weighted average remaining contract term of 6.9 years.
•	During the third quarter, CGI bought back 3,036,900 Class A subordinate shares, for a total consideration of $21.4 million.
•

Long-term debt was reduced by $90.0 million, to $258.2 million, resulting in a net debt to capitalization ratio of 1.8% and a long-term debt to capitalization ratio of 9.2%. At quarter end, the Company’s cash position was $212.0 million and its total credit facilities available were $817.9 million.

“I am pleased to report that in the latest quarter we achieved strong revenue, earnings per share and cash flow from continuing operations, reflecting increased business in all three geographies – Canada, the US and Europe-Asia Pacific – and continuing improvement in operating efficiencies,” said Serge Godin, chairman and CEO. “Third quarter growth in net earnings from continuing operations significantly outpaced revenue growth, at 28.8% and 11.0% respectively. We experienced good traction in winning new business, with contract bookings of $1,025.0 million. These results demonstrate effective team work within and between business units as we focus on delivering the best of CGI to each of our clients. Our strong cash flow enabled us to further strengthen our balance sheet, already among the strongest in the industry. We are well positioned operationally and financially to continue to achieve strong, profitable growth, by pursuing our four pillar growth strategy.”

CGI Reports 3Q FY05 Results

July 27, 2005,

FINANCIAL HIGHLIGHTS

In millions $ except margin and share data amounts	3 months ended June 30		9months ended June 30
	2005	2004	2005	2004
Revenue	$951.2	$856.9	$2,821.9	$2,253.0
Net earnings from continuing operations	$56.6	$44.0	$163.3	$132.5
Net earnings	$57.8	$53.0	$160.7	$141.1
Cash provided by continuing operating activities	$188.5	$68.6	$357.9	$232.4
Net earnings from continuing operations margin	6.0%	5.1%	5.8%	5.9%
Net earnings margin	6.1%	6.2%	5.7%	6.3%
Basic and diluted earnings per share from continuing operations	$0.13	$0.10	$0.37	$0.32
Basic and diluted earnings per share	$0.13	$0.12	$0.36	$0.34

Order backlog	$12,934	$13,217	$12,934	$13,217

Third Quarter Results (See also: Q3 MD&A filed with Sedar & Edgar and available at www.cgi.com). Revenue for the third quarter ended June 30, 2005 increased 11.0% to $951.2 million, from $856.9 million in the same quarter last year. In constant dollars, revenue increased 14.6% to $981.8 million, before the effect of the currency exchange rate, mainly between the Canadian and US dollars, which reduced revenue by $30.6 million or 3.6%, compared with the previous year. Year-over-year, external growth was 10.0%, reflecting the acquisition of American Management Systems (“AMS”) in May 2004, while organic revenue growth was 4.6%.

In the third quarter, revenue from long-term outsourcing contracts represented 55% of the Company’s total revenue, including 42% from IT services and 13% from business process services (“BPS”), while project oriented consulting and systems integration work represented 45%. Geographically, clients in Canada represented 62% of revenue; clients in the US represented 31%; and in Europe and Asia Pacific, 7%. Revenue from clients in the financial services sector represented 34% of total revenue; while government and healthcare represented 29%; telecommunications and utilities, 23%; manufacturing, retail and distribution, 14%.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“adjusted EBIT”) were $90.2 million in the third quarter, up 17.8% over last year’s third quarter adjusted EBIT of $76.6 million. The adjusted EBIT margin was 9.5% for the quarter, compared with 8.9% in last year’s third quarter.

Net earnings from continuing operations in the third quarter increased 28.8% to $56.6 million or $0.13 per share from net earnings from continuing operations of $44.0 million or $0.10 per share in the same period of 2004. For the quarter, the expensing of stock options represented $0.01 per share. All per share data is on a basic and diluted basis, and there were 1.8% more average weighted shares outstanding than a year ago. The net earnings from continuing operations margin increased to 6.0% in the third quarter, from 5.8% in the previous quarter. For comparative purposes, under US GAAP CGI’s net earnings from continuing operations were $0.14 per share in the third quarter and its net earnings from continuing operations margin was 6.5%.

Cash net earnings from continuing operations, which are before the amortization of intangibles, were $77.3 million in the third quarter of fiscal 2005, 25.4% higher than the $61.6 million achieved in the same

CGI Reports 3Q FY05 Results

July 27, 2005,

quarter a year ago. Cash net earnings per share were $0.18 in the third quarter, compared with $0.14 a year ago. Amortization of intangibles is a non-cash item that relates mainly to the value of internal software, business solutions and client relationships gained through acquisitions and new outsourcing contracts. Management believes that net earnings before the amortization of intangibles provides better visibility of our ability to generate cash from our assets.

Net earnings including discontinued operations were $57.8 million ($0.13 per share) in the third quarter of 2005, compared with $53.0 million ($0.12 per share) a year ago.

Cash provided by continuing operating activities increased significantly in the third quarter, to $188.5 million from $68.6 million a year ago. For the first nine months, operating cash flow was $357.9 million.

The Company maintains a strong balance sheet. At June 30, 2005, cash and cash equivalents were $212.0 million. Cash and cash equivalents during the quarter were after disbursements of $90.0 million to further reduce debt and $26.4 million to buy back Class A shares on the open market under the normal course issuer bid program (including $4.8 million to settle second quarter share purchases that closed in the third quarter). At quarter end, total credit facilities available amounted to $817.9 million.

During the first nine months of fiscal 2005, the company repaid $207.6 million of debt, bought back shares totaling $75.8 million under the normal course issuer bid program, and disbursed a total of $35.7 million for a number of one-time items related to the AMS acquisition.

“During this fiscal year, we have paid back most of the debt incurred to acquire AMS and achieved a balance sheet that is stronger than prior to the AMS acquisition. Our strong cash generation capabilities have made this possible and validate our ability to successfully execute our growth strategy,” said Mr. Godin.

Days sales outstanding (DSOs) were reduced to 46 days at June 30, 2005, from 61 days in the same quarter one year ago.

Share Buy Back Activity

Under the terms of the normal course issuer bid announced February 1, 2005, during the third quarter CGI bought back 3,036,900 Class A subordinate shares at an average market price of $7.01 plus commission, for an aggregate consideration of $21.4 million. The Issuer Bid enables CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 27,834,417 Class A subordinate shares for cancellation, by February 2, 2006. Since the launch of the program, CGI acquired a total of 9,902,900 Class A shares, for a total consideration of $75.8 million.

Nine Month Results

Revenue for the first nine months of fiscal 2005 total $2,821.9 million, up 25.2% from revenue of $2,253.0 million reported in the same period a year ago. Internal growth over the same period of last year was 3.6%, while external growth was 25.1%, partially offset by the 3.5% impact of foreign currency fluctuations. Total bookings were $2,907.0 million, 24.6% more than bookings of $2,333.0 million achieved in the first three quarters of fiscal 2004.

Net earnings from continuing operations totaled $163.3 million compared with $132.5 million a year ago. Basic and diluted earnings per share from continuing operations were $0.37, compared with $0.32 in the previous year adjusted to reflect the expensing of stock options. Cash net earnings were $224.5 million or $0.51 per share, compared with $173.9 million or $0.42 per share in the first nine months of fiscal 2004. Cash provided by continuing operating activities was $357.9 million, compared with $232.4 million a

CGI Reports 3Q FY05 Results

July 27, 2005,

year ago. For comparative purposes, under US GAAP CGI’s net earnings from continuing operations were $0.40 per share in the first nine months of fiscal 2005.

Third Quarter Operating Highlights

During the quarter, CGI announced various strategic contracts, investments and operational initiatives. The Company secured bookings that included new contracts, extensions and renewals of $1,025.0 million. Contracts that we announced included:

•

In the US, on May 25, the extension of our relationship with Los Angeles County, the largest county in the US, via a five-year US$33 million renewal and upgrade contract for the Advantage 3™ financial management solution. This supplemented a previous agreement, which included the implementation of the County’s core financial system. Los Angeles County has been a CGI-AMS client since 1986.

•

On June 1, a two-year contract renewal to administer multi-family housing contracts throughout the state of Ohio for the US Department of Housing and Urban Development (HUD). The two-year renewal is valued at over US $22 million.

•

On June 13, the selection of AMS Advantage 3™ by the Commonwealth of Kentucky, adding another state government to a growing list of public sector clients implementing this market leading Enterprise Resource Planning solution.

•

On June 29, the signing of a US$14.5 million contract with the Centers for Medicare & Medicaid Services (CMS) to be the prime contractor to develop and support its Payment Reconciliation System (PRS). CMS is the federal agency within the U.S. Department of Health and Human Services (HHS) responsible for the Medicare, Medicaid and the State Children’s Health Insurance Program (SCHIP) programs.

•

In Canada, on June 6, the signing of a 10-year, end-to-end IT (information technology) outsourcing contract with Uni-Select Inc., a leading distributor of aftermarket auto parts in North America, valued at $35 million. As part of the contract, CGI will manage all infrastructure support, applications support and special IT projects.

•

On June 30, we signed a US$166 million contract with John Hancock that was effective July 1, 2005. We will be responsible for infrastructure management services including mainframe and mid-range equipment, data storage and recovery, document management as well as professional services to transform the delivery platforms.

Fiscal 2005 Guidance

CGI expects to achieve approximately 17% growth in revenue and net earnings from continuing operations in fiscal 2005. This represents a slight decrease from previous guidance, due to the timing of the closing of new large outsourcing contracts and to the timing of the revenue ramp up of recently announced outsourcing contracts. This guidance assumes that market conditions will remain the same and is based on current foreign exchange rates.

Use of Canadian Non-GAAP Financial Information

CGI reports its financial results in accordance with Canadian generally accepted accounting principles (GAAP). However, in order to allow investors to compare CGI’s performance with that of its North American peers, this press release also includes certain non-GAAP financial measures which do not have any standardized meaning prescribed by Canadian GAAP but which management believes are useful in evaluating CGI’s operations. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

Non-GAAP measures in this release include earnings before interest, income taxes, entity subject to significant influence and discontinued operations (adjusted EBIT); and cash net earnings from continuing operations, which are net earnings from continuing operations before amortization of intangibles.

CGI Reports 3Q FY05 Results

July 27, 2005,

A reconciliation of these non-GAAP measures with GAAP financial statements is provided in the MD&A which is posted on CGI’s website at www.cgi.com, and filed with SEDAR and EDGAR.

Quarterly Conference Call

A conference call for the investment community will be held today, July 27, at 9:00 am (ET). Participants may access the call by dialing (877) 783-7570 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form and in the Company’s MD&A for the third quarter of 2005 filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Investor Relations

Jane Watson

Vice-president, investor relations

(416) 945-3616 or (514) 841-3238

Ronald White

Director, investor relations

(514) 841-3230

CGI Media Relations

Eileen Murphy

Director, media Relations

(514) 841-3430

Consolidated financial statements of
CGI Group Inc.
For the three and nine months ended June 30, 2005 and 2004

Consolidated financial statements of CGI Group Inc.
For the three and nine months ended June 30

Consolidated statements of earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)
	Three months ended June 30		Nine months ended June 30

	2005	2004	2005	2004

		$		$
Revenue	951,180	856,853	2,821,877	2,253,020

Costs of services, selling and administrative	811,310	731,694	2,413,845	1,899,474
Research	5,788	5,775	16,525	19,395
Amortization (Note 6)	54,909	42,814	145,789	107,944
Interest on long-term debt	5,228	5,835	19,207	13,297
Other interest (income), net	(1,499)	(2,095)	(5,646)	(6,150)
Sale of right (Note 7)	(11,000)	-	(11,000)	-
Gain on sale of investment in an entity subject to significant influence (Note 5b))	-	-	(4,216)	2005
Entity subject to significant influence	-	(223)	(321)	(476)

	864,736	783,800	2,574,183	2,033,484

Earnings from continuing operations before income taxes	86,444	73,053	247,694	219,536
Income taxes	29,823	29,083	84,411	87,011

Net earnings from continuing operations	56,621	43,970	163,283	132,525
Net gain (loss) from discontinued operations (Note 8)	1,138	8,989	(2,587)	8,607

Net earnings	57,759	52,959	160,696	141,132

Weighted-average number of outstanding Class A subordinate and Class B shares	436,591,748	429,041,891	441,223,152	411,133,580

Basic and diluted earnings per share from continuing operations	0.13	0.10	0.37	0.32

Basic and diluted earnings (loss) per share from discontinued operations	-	0.02	(0.01)	0.02

Basic and diluted earnings per share (Note 4)	0.13	0.12	0.36	0.34

Consolidated statements of retained earnings
(in thousands of Canadian dollars) (unaudited)
	Three months ended June 30		Nine months ended June 30

	2005	2004	2005	2004

	$	$		$
Retained earnings, beginning of period, as previously reported	808,945	655,538	769,421	555,310
Change in accounting policies (Note 1)	-	(25,160)	(38,664)	(13,105)
Retained earnings, beginning of period, as restated	808,945	630,378	730,757	542,205
Net earnings	57,759	52,959	160,696	141,132
Share issue costs, net of income taxes (Note 4)	-	(5,489)	-	(5,489)
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	(8,214)	-	(32,963)	-

Retained earnings, end of period	858,490	677,848	858,490	677,848

Consolidated financial statements of CGI Group Inc.

Consolidated balance sheets
(in thousands of Canadian dollars)
	As at June 30, 2005	As at September 30, 2004
	(unaudited)	(audited)

	$	$
Assets
Current assets
Cash and cash equivalents	212,026	200,623
Accounts receivable	504,091	545,056
Work in progress	196,760	222,278
Prepaid expenses and other current assets	108,331	94,617
Future income taxes	39,205	80,814
Assets of discontinued operations (Note 8)	1,701	-

	1,062,114	1,143,388

Capital assets	121,186	143,641
Contract costs	243,326	278,240
Finite-life intangibles and other long-term assets (Note 2)	588,678	625,121
Future income taxes	57,517	102,720
Goodwill	1,816,273	1,827,604

Total assets before funds held for clients	3,889,094	4,120,714
Funds held for clients	247,306	196,622

	4,136,400	4,317,336

Liabilities
Current liabilities
Accounts payable and accrued liabilities	393,294	433,415
Accrued compensation	134,770	118,541
Deferred revenue	135,866	123,213
Income taxes	36,029	31,369
Future income taxes	45,216	68,603
Current portion of long-term debt	11,973	14,529
Liabilities of discontinued operations (Note 8)	1,309	-

	758,457	789,670

Future income taxes	249,013	287,433
Long-term debt	246,255	475,291
Accrued integration charges and other long-term liabilities	96,597	106,458

Total liabilities before client funds obligations	1,350,322	1,658,852
Client funds obligations	247,306	196,622

	1,597,628	1,855,474

Contingencies and guarantees (Note 10)

Shareholders' equity
Capital stock (Note 4)	1,782,176	1,820,230
Contributed surplus (Note 1)	63,119	49,879
Warrants	19,655	19,655
Retained earnings	858,490	730,757
Foreign currency translation adjustment	(184,668)	(158,659)

	2,538,772	2,461,862

	4,136,400	4,317,336

Consolidated financial statements of CGI Group Inc.
For the three and nine months ended June 30

Consolidated statements of cash flows
(in thousands of Canadian dollars) (unaudited)
	Three months ended June 30		Nine months ended June 30

	2005	2004	2005	2004

	$	$		$
Operating activities
Net earnings from continuing operations	56,621	43,970	163,283	132,525
Adjustments for:
Amortization expense (Note 6)	61,717	50,103	167,546	129,231
Deferred credits	(734)	(4,976)	(2,258)	(14,892)
Future income taxes	(4,729)	17,099	17,211	18,418
Foreign exchange loss (gain)	1,346	(1,324)	3,479	381
Stock-based compensation expense	4,748	7,940	15,454	19,995
Sale of right (Note 7)	(11,000)	-	(11,000)	-
Gain on sale of investment in an entity subject to significant influence(Note 5b))	-	-	(4,216)	-
Entity subject to significant influence	-	(223)	(321)	(476)
Net change in non-cash working capital items	80,534	(43,962)	8,759	(52,794)

Cash provided by continuing operating activities	188,503	68,627	357,937	232,388

Investing activities
Business acquisitions (net of cash acquired) (Note 5a) and c))	(356)	(574,825)	(43,607)	(581,895)
Proceeds from sale of assets and businesses (net of cash disposed) (Note 5b))	-	51,174	29,521	63,760
Proceeds from sale of right (Note 7)	11,000	-	11,000	-
Purchase of capital assets	(5,178)	(16,882)	(20,128)	(41,308)
Proceeds from disposal of capital assets	156	-	6,502	-
Contract costs	(7,523)	(19,973)	(19,508)	(69,140)
Reimbursement of contract costs upon termination of a contract	15,300	-	15,300	-
Additions to finite-life intangibles and other long-term assets	(19,837)	(16,076)	(64,543)	(61,858)
Proceeds from disposal of finite-life intangibles	294	-	294	-
Proceeds from sale of investment in an entity subject to significant influence (Note 5b))	-	-	20,849	-
Decrease in other long-term assets	3,894	4,093	10,663	14,488

Cash used in continuing investing activities	(2,250)	(572,489)	(53,657)	(675,953)

Financing activities
Increase in credit facilities (Note 3)	-	240,534	190,000	240,534
Repayment of credit facilities	(90,000)	-	(397,578)	(219,000)
Increase in other long-term debt	-	2,770	-	257,604
Repayment of other long-term debt	(6,251)	(8,574)	(14,101)	(24,917)
Repurchase of Class A subordinate shares	(26,356)	-	(76,004)	-
Issuance of shares (net of share issue costs)	1,540	328,865	2,773	330,565

Cash(used in) provided by continuing financing activities	(121,067)	563,595	(294,910)	584,786

Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	1,169	498	1,043	1,762

Net increase in cash and cash equivalents of continuing operations	66,355	60,231	10,413	142,983
Net cash and cash equivalents provided by (used in) discontinued operations	2,747	(1,908)	990	4,104
Cash and cash equivalents at beginning of period	142,924	172,273	200,623	83,509

Cash and cash equivalents at end of period	212,026	230,596	212,026	230,596

Interest paid	731	4,095	13,164	13,699
Income taxes paid	8,948	6,032	53,075	55,831
Issuance of Class A subordinate shares for business acquisitions (Note 4)	-	-	-	1,020

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim consolidated financial statements

The interim consolidated financial statements for the three and nine months ended June 30, 2005 and 2004 are unaudited and include all adjustments that the management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2004. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2004, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 of the Handbook, Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section required the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Company adopted the amendments of this section on a retroactive basis effective on October 1, 2004 for employee stock options granted since October 1, 2001 and beyond. As a result of applying this change, the Company has reflected an additional expense of $4,748,000 and $15,454,000 (see Note 4) recorded in cost of services, selling and administrative expenses for the three and nine months ended June 30, 2005, respectively, and restated comparative figures for the three and nine months ended June 30, 2004 by $7,940,000 and $19,995,000, respectively. An adjustment to retained earnings and contributed surplus of $37,857,000 as at September 30, 2004 has been made to reflect the application of this change. For the three and nine months ended June 30, 2004, retained earnings, beginning of period, has been reduced by $24,353,000 and $12,298,000, respectively.

The CICA issued Handbook Section 3110, Asset Retirement Obligations, effective for fiscal years beginning on or after January 1, 2004. The section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company adopted the recommendations of the section on a retroactive basis beginning on October 1, 2004. As a result, figures for the consolidated balance sheets as at September 30, 2004 were restated as follows: an increase in capital assets of $880,000, an increase in accrued integration charges and other long-term liabilities of $1,687,000 and a decrease in retained earnings of $807,000. The impact on the Company’s consolidated statements of earnings for the three and nine months ended June 30, 2005 and comparitive periods is negligible. The asset retirement obligations pertain to operating leases of office buildings in different locations where certain clauses require premises to be returned to their original state at the end of the lease term. The total estimated undiscounted cash flows required to settle these obligations amount to $2,700,000. The timing of the settlement of these obligations vary between one and twenty-three years.

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which provides clarification on the consolidation of entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. The guideline came into effect for interim periods beginning on or after November 1, 2004. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements.

Future Accounting Changes

The CICA issued Handbook Section 3855, Financial Instruments — Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is evaluating the impact of the adoption of this new section on the consolidated financial statements.

The CICA issued Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for fiscal years beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, Equity, replaces Section 3250, Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530, Comprehensive Income. Upon adoption of this section, the consolidated financial statements will include comprehensive income and its components as well as accumulated other comprehensive income and its components.

The  CICA issued Handbook Section 3865, Hedges, effective for fiscal years beginning on or after October 1, 2006. The section describes when hedge accounting is appropriate and how to apply it. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is evaluating the impact of the adoption of this section on the consolidated financial statements.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 2 — Finite-life intangibles and other long-term assets

As at June 30,2005				As at September 30, 2004
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Internal software	73,143	27,950	45,193	72,515	25,549	46,966
Business solutions	243,061	70,155	172,906	226,412	48,286	178,126
Software licenses	142,855	73,396	69,459	142,578	61,878	80,700
Customer relationships and other	385,964	95,305	290,659	346,107	60,763	285,344
Finite-life intangibles	845,023	266,806	578,217	787,612	196,476	591,136

Financing lease			3,554			13,121
Investment in an entity subject to significant influence			-			16,415
Other			6,907			4,449
Other long-term assets			10,461			33,985
Total finite-life intangibles and other long-term assets			588,678			625,121

Note 3 — Credit Facilities

During the first quarter, the Company concluded a five-year unsecured revolving credit facilities for an amount of $800,000,000. This agreement comprises a Canadian tranche with a limit of $500,000,000 and a U.S. tranche equivalent to $300,000,000. The amount drawn in US$ on the previous syndicated bank facilities was subsequently reimbursed. These facilities bear interest at the bankers’ acceptance rate plus 1.125%. As at June 30, 2005, no amount had been drawn upon these facilities.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options

a) Capital stock

The Class A subordinate and the Class B shares changed as follows:

	Nine months ended June 30, 2005				Twelve months ended September 30, 2004
	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868
Issued for cash (1)	-	-	-	-	41,340,625	330,725	-	-
Issued as consideration for business acquisitions	-	-	-	-	136,112	1,020	-	-
Repurchased and cancelled (2)	(9,931,260)	(43,041)	-	-	-	-	-	-
Options exercised (3)	524,142	4,987	-	-	1,007,651	7,854	-	-
Balance, end of period	401,313,773	1,737,308	33,772,168	44,868	410,720,891	1,775,362	33,772,168	44,868
(1)

On May 3, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2)

On February 1, 2005, the Company announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 27,834,417 of its Class A subordinate shares for cancellation from February 3, 2005 to February 2, 2006. During the nine months ended June 30, 2005, the Company repurchased and cancelled 9,931,260 Class A subordinate shares for consideration of $76,004,000, including redemption fees in the amount of $173,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $32,963,000 was charged to retained earnings.

(3)

During the nine months ended June 30, 2005, 524,142 options to purchase Class A subordinate shares were exercised for proceeds of $2,773,000. The supplemental $2,214,000 increase in the carrying value of Class A subordinate shares represents the fair value of the exercised options which were recorded in contributed surplus.

b) Stock options

Under the Company’s stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model:

Three months ended June 30			Nine months ended June 30
	2005	2004	2005	2004
Compensation expense	4,748,000	7,940,000	15,454,000	19,995,000
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	43.4%	46.6%	45.9%	47.4%
Risk free interest rate	3.54%	4.07%	3.93%	3.93%
Expected life (years)	5	5	5	5
Weighted-average grant date fair value ($)	3.02	3.88	3.87	3.68

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Nine months ended June 30, 2005	Twelve months ended September 30, 2004
Outstanding, beginning of period	25,537,300	20,459,515
Granted	5,008,981	7,577,166
Exercised	(524,142)	(1,007,651)
Forfeited and expired	(2,912,786)	(1,491,730)
Outstanding, end of period	27,109,353	25,537,300

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Capital stock and stock options (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30, 2005			Three months ended June 30, 2004
	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
Net earnings	57,759	436,591,748	0.13	52,959	429,041,891	0.12
Dilutive options (2)		812,765			2,189,120
Dilutive warrants (2)		728,452			1,688,808
Net earnings after assumed conversions	57,759	438,132,965	0.13	52,959	432,919,819	0.12

	Nine months ended June 30, 2005			Nine months ended June 30, 2004
	Net earnings (numerator)	Number of shares (denominator)(1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
Net earnings	160,696	441,223,152	0.36	141,132	411,133,580	0.34
Dilutive options (2)		1,090,762			1,942,140
Dilutive warrants (2)		1,105,297			1,531,748
Net earnings after assumed conversions	160,696	443,419,211	0.36	141,132	414,607,468	0.34
(1)	The 9,931,260 Class A subordinate shares repurchased during the nine months ended June 30, 2005 were excluded from the calculation of earnings per share as of the date of repurchase.
(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share ofthe Company for each of the periods shown in the table. The number of excluded options was 22,900,078 and 22,617,676 for the three and nine months ended June 30, 2005, respectively, and 13,574,239 and 13,747,989 for the three and nine months ended June 30, 2004, respectively. The number of excluded warrants was 2,113,041 for the three and nine months ended June 30, 2005 and 2004.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures

a) Acquisitions

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the nine months ended June 30, 2005, the Company increased its interest in one of its joint ventures and made three acquisitions of which the most significant was made during the first quarter:

AGTI Services Conseils Inc. (“AGTI”) — On December 1, 2004, the Company purchased for $47,196,000 the remaining outstanding shares of a Montreal-based information technology consulting enterprise specializing in business and IT consulting, project and change management and productivity improvement. The acquisition was accounted for as a step-by-step purchase. The Company previously held 49% of the outstanding shares of AGTI and accounted for its investment using proportionate consolidation.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company’s best estimates. The final purchase price allocations are expected to be completed as soon as the Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

$
Non-cash working capital items	(404)
Fixed assets	573
Customer relationships	17,709
Goodwill (1)	33,679
Future income taxes	(4,899)
46,658
Cash position at acquisition	2,704
Net assets acquired	49,362

Consideration
Cash	48,794
Holdback payable	445
Acquisition costs	123
49,362

(1)     The near totality of the goodwill is included in the IT services segment and is not deductible for tax purposes.

b) Dispositions

On January 25, 2005, the Company disposed of its investment in Nexxlink Technologies Inc. at a price of $6.05 per share for total proceeds of $20,849,000, resulting in a pre-tax gain of $4,216,000. This investment had previously been accounted for using the equity method.

On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company, for proceeds of $3,524,000 with an outstanding balance of sale of $1,000,000. The net assets disposed of included goodwill of $2,082,000. The transaction resulted in a net loss of $1,580,000. On March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line for proceeds of $29,186,000 (US$24,000,000) for which there is a balance of sale of $2,189,000 (US$1,800,000). The net assets disposed of, including goodwill of $14,070,000, resulted in a net loss of $1,419,000. In the three months ended June 30, 2005, a sale price adjustment was made which increased the net loss and reduced the balance of sale by $470,000 (US$379,000).

c)     Modifications to purchase price allocations During the nine months ended June 30, 2005, the Company modified the purchase price allocation and made adjustments relating to certain businesses purchased, resulting in a net decrease of non-cash working capital items and fixed assets of $33,403,000 and $1,895,000, respectively and a net increase of future income tax assets, finite-life intangibles and other long-term assets and cash of $10,299,000, $17,648,000 and $2,606,000, respectively, whereas goodwill increased by $4,745,000. Also, $12,500,000 of goodwill arising from the acquisition of American Management Systems, Incorporated was reallocated from the IT services line of business to the business process services (BPS) line of business.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Investments in subsidiaries and joint ventures (cont’d)

d)     Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2004	68,977	20,250	89,227
Adjustments to initial provision	7,091	3,230	10,321
Foreign currency translation adjustment	(2,427)	(698)	(3,125)
Paid during the nine-month period	(12,088)	(14,911)	(26,999)
Balance, as at June 30, 2005 (1)	61,553	7,871	69,424
(1)	Of the total balance remaining, $26,354,000 is included in accounts payable and accrued liabilities and $43,070,000 is included in accrued integration charges and other long-term liabilities.

Note 6 — Amortization expense

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
		$		$
Amortization of capital assets	10,342	11,372	32,678	34,417
Amortization of contract costs related to transition costs	3,427	2,094	10,689	4,973
Amortization of finite-life intangibles and other long-term assets	31,539	29,348	92,821	68,554
Impairment of contract costs and finite-life intangibles (Note 7)	9,601	-	9,601	-
	54,909	42,814	145,789	107,944
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,808	7,289	21,757	21,287
	61,717	50,103	167,546	129,231

Note 7 — Sale of right

On June 15, 2005, the Company entered into an alliance with a financial institution involving the sale of a right allowing to sollicit the Company’s Canadian Credit Union clients and compensation for contract costs and business solutions belonging to the BPS segment, which their estimated future cash flows are altered by this transaction. The amount received was $13,500,000, of which $2,500,000 was recorded as deposit which will be reversed to earnings upon certain conditions being met. The contract costs and business solutions were impaired by $5,106,000 and $4,495,000, respectively. An additional future payment of up to a maximum of $10,000,000 may be received by the Company, contingent upon the number of Credit Union clients transitioning to the financial institution business solution. Until the transaction is completed, the Company will continue to support or work for the Credit Unions with its current solutions and methodologies.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Discontinued operations

During the second quarter of 2005, the Company formally adopted a plan to divest from certain activities which were not in line with the Company’s strategy. On March 8, 2005, the Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (Keyfacts), a wholly-owned subsidiary of the Company. Keyfacts is a provider of information search and retrieval services for investigative purposes. Also, on March 10, 2005, the Company disposed of its US Services to Credit Unions business unit and its CyberSuite product line. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
	$	$	$	$
Revenue	1,542	16,718	17,495	68,671

Operating expenses (1)	(130)	(1,640)	11,754	48,191
Amortization	-	667	610	3,296
Earnings before income taxes	1,672	17,691	5,131	17,184

Income taxes (2)	534	8,702	7,718	8,577
Net gain (loss) from discontinued operations	1,138	8,989	(2,587)	8,607
Discontinued operations are related to the BPS segment.
(1)	For the nine months ended June 30, 2005, operating expenses from discontinued operations are reduced by pre-tax gains from disposal of $4,538,000.
(2)	For the nine months ended June 30, 2005, income tax expense does not bear a normal relation to earnings before income taxes since the sale included goodwill of $16,152,000 which had no tax basis.

Assets and liabilities of discontinued operations

As at June 30, 2005, $1,701,000 of current assets, composed of $352,000 of accounts receivable, $620,000 of prepaid expenses and other current assets and $729,000 of work in progress, and $1,309,000 of current liabilities, composed of $1,195,000 of accounts payable and accrued liabilities and $114,000 of accrued compensation, are related to the discontinued operations of Keyfacts, as these net assets were not part of the sale agreement and will be realized or settled by the Company.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 — Segmented information

The Company’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services (“IT) and business process services (“BPS”).

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States, Europe and Asia Pacific. The professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of their offshore and nearshore delivery model;

Services provided by the BPS LOB include business processing for the financial services sector, as well as payroll services, document management and finance and administration services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended June 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	825,051	126,129	-	951,180
Earnings before interest, entity subject to significant influence, income taxes and discontinued operations (1)	92,268	20,868	(22,963)	90,173
Total assets	3,058,621	728,334	349,445	4,136,400
(1) Amortization expense included in IT services, BPS and Corporate is $39,107,000, $13,720,000 and $2,082,000, respectively, for the three months ended June 30, 2005.

As at and for the three months ended June 30, 2004
Revenue	734,792	122,061	-	856,853
Earnings before interest, entity subject to significant influence, income taxes and discontinued operations (1)	84,576	17,655	(25,661)	76,570
Total assets	3,516,794	692,302	363,429	4,572,525
(1) Amortization expense included in IT services, BPS and Corporate is $36,659,000, $3,981,000 and $2,174,000, respectively, for the three months ended June 30, 2004.

As at and for the nine months ended June 30, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,447,507	374,370	-	2,821,877
Earnings before interest, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations (1)	266,590	54,152	(64,024)	256,718
Total assets	3,058,621	728,334	349,445	4,136,400
(1) Amortization expense included in IT services, BPS and Corporate is $115,040,000, $24,099,000 and $6,650,000, respectively, for the nine months ended June 30, 2005.

As at and for the nine months ended June 30, 2004
Revenue	1,896,016	357,004	-	2,253,020
Earnings before interest, entity subject to significant influence, income taxes and discontinued operations (1)	241,228	50,241	(65,262)	226,207
Total assets	3,516,794	692,302	363,429	4,572,525
(1) Amortization expense included in IT services, BPS and Corporate is $91,132,000, $11,323,000 and $5,489,000, respectively, for the nine months ended June 30, 2004.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2004.

The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 10 — Contingencies and guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry any of its business activities.

Guarantees

Sale of assets and business divestitures

In the sale of assets or business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $80,000,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at June 30, 2005. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

Other transactions

The Company is the guarantor of a US$3,000,000 letter of credit issued by a client. In the event that the client defaults on payments owed to a supplier, and the supplier draws upon the letter of credit for payment, the Company may be called upon to reimburse the amounts drawn up to a maximum of US$3,000,000. This guarantee is in effect until October 2005. As at June 30, 2005, no amount has been drawn upon the letter of credit and no amount has been accrued in the consolidated balance sheets relating to this guarantee.

Notes to the consolidated financial statements
For the three and nine months ended June 30, 2005 and 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 11 — Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US generally accepted accounting principles (“GAAP”) affecting the Company’s consolidated financial statements are detailed in the table below. The Company’s most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2004.

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
Reconciliation of net earnings		$		$
Net earnings - Canadian GAAP	57,759	52,959	160,696	141,132
Adjustments for:
Stock-based compensation (a)	4,748	7,940	15,454	19,995
Capitalized software	(190)	(191)	(506)	(573)
Warrants	351	351	1,053	1,053
Unearned compensation	-	(68)	-	(794)
Leases	(154)	(309)	(462)	(927)
Net earnings - US GAAP	62,514	60,682	176,235	159,886
Other comprehensive income:
Foreign currency translation adjustment	7,997	3,846	(26,009)	(2,138)
Comprehensive income	70,511	64,528	150,226	157,748
Basic and diluted earnings per share - US GAAP	0.14	0.14	0.40	0.39
	As at June 30, 2005		As at September 30, 2004
Reconciliation of shareholders' equity		$		$
Shareholders' equity - Canadian GAAP		2,538,772		2,461,862
Adjustments for:
Stock-based compensation (a)		53,311		37,857
Capitalized software		(6,093)		(5,587)
Warrants		(6,832)		(7,885)
Unearned compensation		(3,694)		(3,694)
Leases		(3,673)		(3,211)
Integration costs		(6,606)		(6,606)
Goodwill		28,078		28,078
Adjustment for change in accounting policy		9,715		9,715
Shareholders' equity - US GAAP		2,602,978		2,510,529

(a) Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004 as required by CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under US GAAP, the Statement of Financial Accounting Board (SFAS) No. 123 (revised 2004), Share-Based Payment, does not require adoption of this standard until fiscal years beginning on or after June 15, 2005. Rather, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, requires pro-forma disclosure of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123, Accounting for Stock-Based Compensation, was adopted. For the three and nine months ended June 30, 2005, pro-forma net earnings and pro-forma basic and diluted earnings per share under US GAAP are $57,766,000 and $0.13 and $160,781,000 and $0.36, respectively ($52,742,000 and $0.12 and $139,891,000 and $0.34, respectively, for the three and nine months ended June 30, 2004).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: July 27, 2005	By /s/ Paule Doré

Name: Paule Doré
Title:   Executive Vice-President
            and Chief Corporate Officer
            and Secretary